As filed with the Securities and Exchange Commission on October 7, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Mondee Holdings, Inc.

(Name of Subject Company (Issuer))

Mondee Holdings, Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

465712115

(CUSIP Number of Class of Securities)

Prasad Gundumogula

Chief Executive Officer

Mondee Holdings, Inc.

10800 Pecan Park Blvd. Suite 315

Austin, Texas 78750

(650) 646-3320

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael S. Lee, Esq.

Lynwood Reinhardt, Esq.
Panos Katsambas, Esq.

Reed Smith LLP
509 Lexington Avenue
New York, NY 10022
(212) 521-5400

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO filed by Mondee Holdings, Inc., a Delaware corporation (the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2022, (the “Schedule TO”), relating to (i) the tender offer by the Company to purchase for cash up to 12,397,485 of its outstanding warrants to purchase Class A common stock, par value $0.0001 (the “Warrants”), at a price of $0.65 per warrant, without interest (the “Offer Purchase Price”) and (ii) the solicitation of consents from holders of the Warrants to amend the Amended and Restated Warrant Agreement, dated as of July 18, 2022, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant for $0.01 in cash, without interest, in each case on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation and the Letter of Transmittal and Consent filed by the Company as exhibits to the Schedule TO. The Offer to Purchase and Consent Solicitation and the Amended and Restated Letter of Transmittal and Consent, as may be amended or supplemented from time to time, collectively constitute the “Offer”.

This Amendment No. 1 serves to file social media posts issued by the Company, dated October 7, 2022, attached as Exhibit (a)(5)(iii) hereto. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange, and the Offer Documents.

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Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase and Consent Solicitation, dated September 16, 2022.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 16, 2022.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 16, 2022.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated September 16, 2022, announcing cash tender offer for Mondee Holdings, Inc. public warrants.
(a)(5)(ii)*	Summary Advertisement, dated September 16, 2022, announcing cash tender offer for Mondee Holdings, Inc. public warrants.
(a)(5)(iii)	Social Media Posts, dated October 7, 2022, issued by the Company.
(b)	Not Applicable
(d)(1)*	Amended and Restated Warrant Agreement, dated July 18, 2022, between Mondee Holdings, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to Mondee Holdings, Inc.’s Current Report on Form 8-K filed July 20, 2022).
(d)(2)*	Registration Rights Agreement, dated as of July 18, 2022, by and among Mondee Holdings, Inc. ITHAX Acquisition Sponsor LLC, Mondee Holdings, LLC, and the other holders party thereto. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed July 20, 2022).
(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table

*  Previously filed.

Item 12(b). Exhibits.

Filing Fee Exhibit

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 7, 2022

Mondee Holdings, Inc.

By:	/s/ Prasadt Gundumogula
	Name:	Prasad Gundumogula
	Title:	Chief Executive Officer

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